UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 11, 2015

Independence Realty Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	001-36041	26-4567130
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania		19104
(Address of principal executive offices)		(Zip Code)

(Registrant’s telephone number, including area code): (215) 243-9000

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On September 11, 2015, Independence Realty Trust, Inc., a Maryland corporation (“IRT”), entered into Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 11, 2015, by and among IRT, Independence Realty Operating Partnership, LP, a Delaware limited partnership and a subsidiary of IRT (“IRT OP”), IRT Limited Partner, LLC, a Delaware limited liability company and a wholly-owned subsidiary of IRT, Adventure Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of IRT OP, Trade Street Residential, Inc. (“TSRE”), and Trade Street Operating Partnership, LP (“TSR OP”).

The Amendment provides for certain adjustments to the Merger Agreement resulting from IRT’s entry into the Contribution and Exchange Agreement described below with Michael D. Baumann and Heidi Baumann (the “Baumanns”), the sole third party holder of units of limited partnership interest of TSR OP (“TSR OP Units”). Concurrently with the entry into the Amendment, the Baumanns entered into an agreement with TSRE and the general partners of TSR OP whereby the Baumanns agreed to release any and all claims against TSRE, TSR OP and all of their past and present stockholders, directors, officers and employees effective as of immediately prior to the closing of the Partnership Merger (as such term is defined in the Merger Agreement).

The foregoing description of the Amendment is not complete and is subject to and qualified in its entirety by reference to the Amendment, a copy of which is attached as Exhibit 2.1 hereto and incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

On September 11, 2015, IRT OP entered into a Contribution and Exchange Agreement (the “Contribution Agreement”) with the Baumanns. Pursuant to the Contribution Agreement, immediately prior to the consummation of the Partnership Merger, the Baumanns will contribute all of their TSR OP Units to IRT OP in exchange for 1,925,419 common units of limited partnership interests in IRT OP (“IROP Units”), plus cash in lieu of fractional TSR OP Units, in lieu of the Baumanns receiving cash and IROP Units in the Partnership Merger.

The IROP Units to be issued pursuant to the Contribution Agreement will be issued subject to an exchange rights agreement (the “Exchange Agreement”) that provides for the terms and conditions under which the IROP Units could be exchanged for cash in an amount equal to the value of an equivalent number of shares of IRT common stock as of the date IRT OP receives the Baumanns’ notice of their desire to exchange or, at IRT’s option, for the equivalent number of shares of IRT common stock. The value and number of shares exchanged by IRT OP is subject to adjustment under defined circumstances. The Exchange Agreement will provide that the exchange right is exercisable on or after the issuance of the IROP Units to the Baumanns or upon the liquidation or the sale of substantially all of IRT OP’s assets, subject to the terms of the IRT OP limited partnership agreement.

The issuance of the IROP Units to the Baumanns will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Baumanns represented that they were an accredited investor (as defined in Rule 501 of Regulation D promulgated under the Securities Act).

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which IRT operates and beliefs of and assumptions made by IRT management, involve uncertainties that could significantly affect the financial results of IRT or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address events or developments that IRT expects or anticipates will occur in the future are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although IRT believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, IRT can give no assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (ii) the inability to complete the merger contemplated by the Merger Agreement (the “Merger”) or failure to satisfy other conditions to completion of the Merger, (iii) changes in financial markets and interest rates, or to the business or financial condition of IRT, TSRE or either of their businesses, (iv) the availability of financing and capital, (v) maintenance of REIT Status, (vi) the performance of IRT’s portfolio and TSRE’s portfolio, and (vii) those additional risks factors discussed in reports filed with the Securities and Exchange Commission by IRT and TSRE from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. We do not undertake any duty to update any forward-looking statements contained herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

2.1	Amendment No. 1, dated as of September 11, 2015, to Agreement and Plan of Merger, dated as of May 11, 2015, by and among Independence Realty Trust, Inc., Independence Realty Operating Partnership, LP, Adventure Merger Sub LLC, IRT Limited Partner, LLC, Trade Street Residential, Inc. and Trade Street Operating Partnership, LP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Independence Realty Trust, Inc.

September 11, 2015	By:	/s/ James J. Sebra
Name: James J. Sebra
Title: Chief Financial Officer and Treasurer

Exhibit Index

Exhibit No.	Description

2.1	Amendment No. 1, dated as of September 11, 2015, to Agreement and Plan of Merger, dated as of May 11, 2015, by and among Independence Realty Trust, Inc., Independence Realty Operating Partnership, LP, Adventure Merger Sub LLC, IRT Limited Partner, LLC, Trade Street Residential, Inc. and Trade Street Operating Partnership, LP.